SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

CF Industries Holdings, Inc.
(Name of Issuer)

Common Stock (Par Value $0.01 Per Share)
(Title of Class of Securities)

125269100
(CUSIP Number)

William Davisson

Chief Executive Officer

GROWMARK, Inc.

1701 Towanda Avenue

Bloomington, IL 61702-2500

(309) 557-6000

With a copy to:

Jerald D. Esrick, Esq.
Geoffrey C. Cockrell, Esq.
Wildman, Harrold, Allen & Dixon LLP
225 West Wacker Drive, Suite 2800
Chicago, Illinois 60606-1229
(312) 201-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 125269100

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GROWMARK, Inc. I.R.S. Identification No. 37-0815318

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 4,862,103
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 4,862,103
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,862,103
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
(14)	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 1 amends and supplements the Statement on Schedule 13D, filed on August 16, 2005 (the “2005 Schedule 13D”) with respect to the Common Stock, Par Value $.01 Per Share (the “Common Stock”) of CF Industries Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition have the meanings set forth in the 2005 Schedule 13D.

Item 1. Security and Issuer.

Response unchanged.

Item 2. Identity and Background.

Item 2 is supplemented as follows:

Mike Hennenfent is no longer a Covered Person and is thus deleted from the table. Larry Garlisch is a new Covered Person and is thus added to the table. Mr. Garlisch’s current business address is 1701 Towanda Avenue, Bloomington, Illinois 61702-2500, his country of citizenship is the United States of America and his present principal occupation is Farmer/Agricultural Producer.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is supplemented as follows:

During the past 90 days, the Reporting Person sold 550,000 shares of Common Stock in several open market transactions and received an aggregate net consideration of $12,452,697.69.

Item 4. Purpose of the Transaction.

Response unchanged.

Item 5. Interest in Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 4 and 6 is hereby incorporated by reference.

The Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any of the Covered Persons. Each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Person or any of the other Covered Persons.

(a)           The aggregate percentage of the Common Stock reported owned by the Reporting Person or a Covered Person is based upon 55,162,101 shares of Common Stock outstanding as of September 30, 2006, as reported in the Issuer’s 10-Q filed on November 7, 2006.

As of the close of business on January 16, 2007, the Reporting Person beneficially owns 4,862,103 shares of Common Stock, representing approximately 8.8% of the shares of Common Stock outstanding.

As of the close of business on January 16, 2007, William Davisson, a Covered Person, beneficially owns 10,137 shares of Common Stock, representing approximately 0.01% of the shares of Common Stock outstanding.

(b)           The Reporting Person and William Davisson each has the sole power to vote and the sole power to dispose or to direct the disposition of the Common Stock reported for it or him in this Schedule 13D.

(c)           During the past 60 days, the Reporting Person disposed of shares of Common Stock in the transactions set forth below:

Name	Date	Number of Shares	Price per Share/ Consideration	Type of Transaction
GROWMARK, Inc.	12/7/2006	50,000	In exchange for $23.30/share	Open Market

GROWMARK, Inc.	12/11/2006	25,000	In exchange for $23.64/share	Open Market

GROWMARK, Inc.	12/12/2006	9,400	In exchange for $23.87/share	Open Market

GROWMARK, Inc.	12/14/2006	8,100	In exchange for $23.88/share	Open Market

GROWMARK, Inc.	12/15/2006	8,000	In exchange for $24.00/share	Open Market

GROWMARK, Inc.	12/20/2006	24,500	In exchange for $24.17/share	Open Market

GROWMARK, Inc.	12/22/2006	25,000	In exchange for $24.64/share	Open Market

GROWMARK, Inc.	12/26/2006	51,900	In exchange for $25.37/share	Open Market

GROWMARK, Inc.	12/27/2006	21,400	In exchange for $26.24/share	Open Market

GROWMARK, Inc.	1/4/2007	100	In exchange for $26.89/share	Open Market

GROWMARK, Inc.	1/9/2007	24,900	In exchange for $27.00/share	Open Market

GROWMARK, Inc.	1/10/2007	25,000	In exchange for $27.00/share	Open Market

Except as set forth above, no other transactions in the Common Stock were effected during the past 60 days by the Reporting Person or the Covered Person.

(d)           No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person or any Covered Person.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Response unchanged.

Item 7. Material to be filed as Exhibits.

Response unchanged.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2007
GROWMARK, Inc.

/s/ Marshall P. Bohbrink
	Name:	Marshall P. Bohbrink
	Title:	Treasurer